SCHEDULE 13G
Amendment Number 10

GTECH Holdings Corporation
Common Stock $.01 par value

Cusip #:  400-518-10-6
Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,632,400
Item 7:  -0-
Item 8:  1,632,400
Item 9:  1,632,400
Item 11: 4.8%
Item 12: IA

Cusip #:  400-518-106
Item 1:  Reporting Person Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,458,855
Item 7:  -0-
Item 8:  3,458,855
Item 9:  3,458,855
Item 11: 10.2%
Item 12: IA

Cusip #: 400-518-10-6
Item 1: Reporting Person Julian H.
Robertson, Jr.
Item 4: U.S.
Item 5: 51,000
Item 6: 5,142,255
Item 7: 51,000
Item 8: 5,142,255
Item 9: 5,142,255
Item 11: 15.1%
Item 12: IN

Item 1(a). GTECH Holdings Corporation
Item 1(b). 55 Technology Way, West
Greenwich, Rhode Island 02817

Item 2(a). This statement is filed on
behalf of Tiger Management L.L.C.
("TMLLC") and Tiger Performance L.L.C.
("TPLLC").
Julian H. Robertson, Jr. is the ultimate
Controlling person of TMLLC and TPLLC.

Item 2(b). The
address of
each reporting
person is 101
Park Avenue, New
York, NY 10178

Item 2(c). Incorporated by reference to
items(4) of the
cover page pertaining to each reporting
person.

Item 2(d). Common Stock $.01 par value

Item 2(e).  Cusip # 400-518-10-6

Item  3.  TMLLC and TPLLC are investment
advisers
registered under Section 203 of the
Investment Advisers Act of 1940.

Item 4.  Ownership is incorporated by
reference to items (5)-(9) and (11) of
the
cover page pertaining to each reporting
person.

Item 5. Not applicable

Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing below, I certify
that, to the best of my knowledge and
belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001

TIGER MANAGEMENT L.L.C.
/s/  Steve Olson,
Treasurer

TIGER PERFORMANCE L.L.C.
/s/  Steve Olson,
Treasurer

JULIAN H. ROBERTSON, JR.
By:  /s/  Steve Olson
Under Power of Attorney dated 1/11/00 On
File with Schedule 13GA No. 4 for Federal
Mogul Corp. 5/15/00, Attached Exhibit

AGREEMENT
The undersigned agree that this Amendment
Number 10 to Schedule 13G dated February 14, 2001 relating to shares of common stock of GTECH Holdings
Corporation shall be filed on behalf of each of the undersigned.

TIGER MANAGEMENT L.L.C
/s/  Steve Olson,
Treasurer

TIGER PERFORMANCE L.L.C
/s/  Steve Olson,
Treasurer

JULIAN H. ROBERTSON, JR.
By:  /s/  Steve Olson
Under Power of Attorney dated
1/11/00 On File with Schedule
13GA No. 4 for Federal Mogul Corp.
5/15/00, Attached Exhibit